Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

July 27, 2011

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Tortoise Pipeline & Energy Fund, Inc. (the “Company”)
File Number 811-22585

Today the Company filed via EDGAR a Registration Statement on Form N-2 (the “Registration Statement”) under the Investment Company Act of 1940 (the “1940 Act”). The purpose of this filing is to register the Company’s common stock to be offered in an underwritten public offering under the 1940 Act.  On July 21, 2011, the Company filed the Registration Statement under only the Securities Act of 1933, as amended by inadvertently not checking the 1940 Act box on the Edgar submission page. We are not aware of any novel issues or disclosure items requiring the attention of the staff in the Registration Statement.

Please feel free to call me at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions or comments.

Sincerely,

/s/ Eric J. Gervais

Husch Blackwell LLP